Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan Committee of FMC Corporation:

We consent to the incorporation by reference in the registration statement (Nos. 33-48984, 333-111456) on Form S-8 of FMC Corporation of our report dated June 28, 2006, with respect to the statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets as of December 31, 2005, which report is included in the annual report on Form 11-K of FMC Corporation Savings and Investment Plan for the year ended December 31, 2005.

/s/ KPMG LLP

June 28, 2006